BLAIR CORPORATION TENDER OFFER

EMPLOYEE FREQUENTLY ASKED QUESTIONS

JULY 20, 2005

The following frequently asked questions document has been made available to Blair employees.

We have prepared this summary statement for your convenience. It describes certain terms of our tender offer, which is the manner in which the company chose to distribute $185 million in cash to its stockholders. It highlights important information regarding the tender offer. This summary does not describe all the details of the company’s tender offer. You are encouraged to read the offer to purchase and related letter of transmittal that have been filed with the Securities and Exchange Commission and which are available on the company’s website, http://www.blair.com. You may also receive copies by contacting the company’s Treasurer, Roger H. Allen, at extension 6298.

If you hold Blair stock or stock options for the company’s common stock, we urge you to review this summary and the offer to purchase and related letter of transmittal containing details of the steps that you must take to tender shares and participate in the company’s tender offer.

WHAT IS A TENDER OFFER?

A tender offer is a company’s purchase of its own securities. This is also referred to as a stock buyback or stock repurchase, because the company, and not a third party, is purchasing its own securities.

A tender offer means that a company has invited security holders to sell their stock in the company. A company uses its own cash to purchase these shares. This reduces the company’s cash balance and the number of outstanding shares that are in the market. The offer is only open for a limited period of time.

WHY IS THE COMPANY CONDUCTING A TENDER OFFER?

After evaluation of our current business, our financial condition, our capital spending and working capital needs, and our growth plans, our Board of Directors determined that a $185 million return of capital to stockholders would be desirable and in the best interest of our stockholders. The Board further determined that this return would be affected by a repurchase of up to $185 million of our shares through a tender offer.

The tender offer is intended to achieve multiple objectives, including demonstrating the Company’s confidence in its operations, providing a return to longstanding stockholders, providing an opportunity for the Company’s stockholders who wish to receive cash for their shares, and establishing a capital structure that is appropriate for our current business.

WHAT IS THE PURCHASE PRICE?

The purchase price will be $42.00 per share. The Company will pay this purchase price in cash, without interest for all the securities it purchases under the tender offer.

HOW MANY SHARES WILL THE COMPANY PURCHASE?

The Company intends to purchase approximately $185 million of shares of common stock (4.4 million shares), on the terms and subject to the conditions of the Offer to Purchase, including the proration provisions.

WILL THE COMPANY PURCHASE ALL THE SHARES I TENDER?

If at the end of the tender period less than 4.4 million shares have been tendered, then the Company will purchase all shares properly tendered (and no proration will apply). If at the end of the tender period more than 4.4 million shares have been tendered, then the number of shares purchased by the Company will be prorated. For example, if stockholders tender 8.8 million shares in the aggregate, then 50% of what each stockholder tendered will actually be bought. So, in this instance, if you tendered 1,000 shares, the Company would purchase 500 of those.

WHEN DOES THE TENDER OFFER EXPIRE; CAN THE TENDER OFFER BE EXTENDED?

The tender offer will expire on Tuesday, August 16, 2005, at 12:00 midnight, Eastern Time, unless the Company extends it. The Company may choose to extend the tender offer for any reason but it does not have to do so.

IS THERE AN ADVANTAGE TO TENDERING EARLY IN THE TENDER OFFER?

No,	all shares received during the tender offer period will be treated the same.

CAN THE TENDER OFFER BE EXTENDED, AMENDED OR TERMINATED AND UNDER WHAT CIRCUMSTANCES?

The Company can extend or amend the tender offer at its sole discretion. If the Company extends the tender offer, it will delay the acceptance of any shares that have been tendered. The Company can terminate the tender offer under certain circumstances.

HOW WILL I BE NOTIFIED IF THE COMPANY EXTENDS THE OFFER OR AMENDS THE TERMS OF THE OFFER?

The Company will issue a press release by 9:00 a.m., Eastern Time, no later than the business day after the previously scheduled expiration date if it decides to extend the tender offer. The Company will announce any amendment to the tender offer by making a public announcement of the amendment.

HOW LONG DO STOCKHOLDERS HAVE TO DECIDE WHETHER OR NOT TO TENDER?

Stockholders may tender their shares until the tender offer expires. The tender offer will expire on Tuesday, August 16, 2005, at 12:00 midnight, Eastern Time, unless we extend the tender offer.

If you intend to exercise stock options in order to tender shares in the tender offer, you will need to contact Ed Sierzega at extension 6116.

HOW DO I KNOW HOW MANY SHARES I ACTUALLY OWN AND CAN TENDER?

If you own shares through more than one brokerage account you will receive multiple packages; therefore, it is important that you read each package in detail. If you have been granted stock options and any of those options have vested, the package that you will be receiving will provide information regarding the number of vested options available for exercise and subsequent tender.

HOW DO I TENDER MY SHARES?

You will receive a tender offer package that will provide you with the complete details of the tender offer and instructions on how to tender your shares if you wish to do so. Remember that if you own shares through multiple brokers, you will be receiving packages from each. Should you choose to tender shares from multiple brokers, you will need to follow the tender instructions for each, which will require completing separate tender forms.

WILL I HAVE TO PAY BROKERAGE FEES AND COMMISSIONS IF I TENDER MY SHARES?

If you are a holder of record of your shares and you tender your shares directly to the depositary, you will not incur any brokerage fees or commissions. If you hold your shares through a broker, bank or other nominee and your broker tenders shares on your behalf, your broker may charge you a fee for doing so. We urge you to consult your broker or nominee to determine whether any charges will apply.

WHAT IF I DO NOT WANT TO TENDER ANY SHARES?

If you do not want to sell your shares, do nothing.

DOES THE COMPANY HAVE ANY RECOMMENDATION ABOUT WHAT I SHOULD DO?

Neither the Company nor the Board of Directors makes any recommendation to you as to whether you should tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender.

WHAT ARE SOME OF THE POSSIBLE EFFECTS OF A TENDER OFFER?

The tender offer will provide the Company’s shareholders an opportunity to sell their shares at a pre-determined price. Further, it will provide an opportunity for the holders to sell their securities at lower transaction costs than are normally associated with market sales and also will allow the holders to sell a portion of their shares while retaining a continuing equity interest in the Company.

Stockholders who elect not to participate in the tender offer may significantly increase their proportional holdings in the Company. Conversely, holders who elect to participate in the tender offer may significantly decrease their proportional holdings.

A tender offer reduces the number of outstanding shares that are in the market, giving each remaining stockholder a larger percentage ownership in the Company.

Because the tender offer will reduce the Company’s shares outstanding, the result may be a lower stock price and/or reduced liquidity in the trading market for its common stock following completion of the tender offer.

Since the Company is using its own cash to purchase these shares, it will reduce the interest income that the Company currently earns on its cash balance. Additionally, the Company will have less cash available to engage in significant transactions without additional financing or to cover existing or future liabilities.

IS THE COMPANY AWARE OF ANY STOCKHOLDERS’ INTENTIONS WITH REGARD TO THE TENDER OFFER?

The members of the Company’s Board of Directors have agreed not to tender any of their shares in the tender offer, senior management has agreed to restrict the amount they tender to no more than 25% of their holdings and certain institutional stockholders have agreed to tender all of their shares in the tender offer.

WHAT IF I WANT TO CONDITIONALLY TENDER MY SHARES?

Special procedures will apply to tendering stockholders who conditionally tender their shares. The tender offer package will explain these procedures.

CAN I TENDER MY SHARES OF RESRICTED STOCK?

Restricted stock for which there is no outstanding loan balance and for which you hold your shares in certificated form may be tendered in the tender offer. However, if you have held your restricted stock for more than seven years and there still is an outstanding loan balance, you may pay off the outstanding loan balance and then tender your shares. In order to determine if and how much your outstanding loan balance may be, as well as procedures for making payment on such loan balance, please contact Ed Sierzega at extension 6116.

WHAT DOES THIS MEAN FOR MY OPTIONS?

You may, but are not required to, exercise your vested options.

You may direct the Company to conditionally exercise your vested options and tender the resulting shares in the tender offer. A “conditional” exercise means that if some or all of the shares are not purchased in the offer because of the proration process described above and in the Offer to Purchase (or for any other reason), the options will be returned to you as unexercised options.

If you would prefer to actually exercise your vested options and tender the shares you receive in the tender offer, you can do so. You may not exercise any unvested options. If you do exercise vested options, you need to follow the same procedures applicable to all other Company stockholders described in Section 3 of the Offer to Purchase. If you decide to exercise your options in order to receive shares to tender in the offer, you will need to exercise such options with sufficient time to obtain shares to tender before the expiration date for the Company’s tender offer as described in the Offer to Purchase.

In light of the tax consequences that may apply to your exercise of options, it is important to understand that participation in the tender offer may be prorated, depending on how many stockholders choose to participate and the number of securities involved. If the number of shares is prorated, the Company will proportionately reduce the number of shares it will purchase from each stockholder. In other words, the Company may not buy all the shares you tender.

In this situation, you will then own the remaining shares or options that were not repurchased and will need to choose whether you want to hold them or to sell them on the open market. The price in the open market may be higher or lower than your exercise price and may be higher or lower than the tender offer price. Such sales could only be made during the open window period. The trading window is open as of July 25, 2005 and is scheduled to remain open until August 31, 2005. Please note that if you choose to tender your shares, it is likely that the Company will not be able to return any shares not purchased by the Company as a result of proration until after the trading window has closed. Therefore you will not have an opportunity to sell such shares in the open market during the July 25th-August 31st trading window.

The exercise of your employee stock options and sale of the shares underlying such options may have different tax consequences to you depending on the type of option you hold, and certain other factors. For example, exercise of a non-qualified stock option (or non-statutory stock option) will result in ordinary income to you at the time of exercise in an amount equal to the excess of (i) the fair market value of the purchased shares on the exercise date over (ii) the exercise price paid for those shares. In addition, and the Company will have to collect all the applicable withholding taxes with respect to such income. Conversely, you will not recognize taxable income at the time an incentive stock option (“ISO”) is exercised. However, the spread at exercise will be includible in alternative minimum taxable income and may be subject to alternative minimum tax. In addition, upon the disposition of shares of stock acquired pursuant to an exercise of an ISO after the later of (i) 2 years after the grant of the ISO or (ii) 1 year after the transfer of shares to you (the “ISO Holding Period”) you may, depending upon your circumstances, recognize long-term capital gain or loss, measured by the difference between the stock’s selling price and exercise price. Different rules may apply if you dispose of your shares of stock (including in the tender offer) acquired pursuant to the exercise of an ISO before the expiration of the ISO Holding Period. YOU SHOULD CONSULT YOUR TAX ADVISOR TO DETERMINE THE IMPLICATIONS OF EXERCISING YOUR OPTIONS.

WHAT HAPPENS IF I EXERCISE MY OPTIONS AND THE SHARES I TENDER ARE NOT ACCEPTED?

If you actually exercise your options (not a conditional exercise) and tender the resulting shares, but they are not accepted in the tender due to proration, then the Company will return the shares to you and you can either continue to hold the shares or you may sell them in the market. However, it is likely that the Company will not be able to return your shares to you until after the July 25th- August 31st trading window closes and therefore you will not have the opportunity to sell such shares during that trading window.

MUST I ACTUALLY EXERCISE MY OPTIONS IN ORDER TO PARTICIPATE IN THE OFFER?

No. As a holder of unexercised vested options, the Company is allowing you to “conditionally” exercise all or part of your options and tender the resulting shares you would be entitled to receive upon such exercise. This “conditional” exercise means that you will exercise your options on the condition that the resulting shares are actually purchased by the Company in the tender offer. Because the Company may not purchase all of the resulting shares you tender, the “conditionally” exercised options relating to any such shares that are not actually purchased by the Company will be deemed unexercised and will continue to have the same terms and conditions that they currently have.

DO I HAVE TO PAY THE EXERCISE PRICE WITH CASH?

No. In order to facilitate your participation in the tender offer, the Company is allowing you to exercise your options without paying the exercise price in cash. This is called a “cashless” exercise. This means that your options will be conditionally exercised at the fair market value (i.e. trading price) on the closing date of the tender offer, which is expected to be August 16, 2005. The Company will withhold the number of shares equal to the exercise price and tax withholding due as a result of the exercise and then the Company will tender the resulting amount, or “net” resulting shares. Therefore, the actual amount of cash you receive will be the number of net resulting shares that are accepted in the offer times $42.00. The options relating to resulting shares that are not accepted in the offer will be deemed unexercised and will continue to have the same terms and conditions that they currently have.

IF MY OPTIONS ARE NOT VESTED MAY I STILL TENDER SHARES UNDERLYING THEM?

No. Unvested options are not yet eligible to be exercised and turned into shares. Your unvested options will continue to vest according to the vesting schedule. You may exercise them when they become vested and sell the shares on the open market at that time if you so choose.

WHAT DO I NEED TO DO TO CONDITIONALLY TENDER MY OPTION SHARES?

You should contact Ed Sierzega at extension 6116 to get further details.

AFTER I CONDITIONALLY EXERCISE MY OPTION AND BEFORE ANY ARE PURCHASED, CAN I EXERCISE MY OPTIONS?

No. Once you conditionally exercise your options and tender the resulting shares, even though all resulting shares may not be accepted in the tender, your options account will be frozen until you either withdraw your tender instruction or the offer is completed.

CAN I CHANGE MY MIND AND WITHDRAW MY CONDITIONAL EXERCISE AND TENDER OF OPTIONS?

Yes, but only if you perform the following steps:

•	The notice of withdrawal must be in writing.

•	You must send the signed notice of withdrawal to Ed Sierzega at the address indicated below.

•	The notice of withdrawal must state your name and the number of options that you wish to withdraw from the offer.

•	The notice of withdrawal must be received by Ed Sierzega before 5:00 PM, Eastern Time, on August 9, 2005, unless the tender offer is extended, in which case the deadline for receipt of your withdrawal will be 5:00 PM, Eastern Time, on the 5th business day prior to the expiration of the tender offer, as extended.

You are entitled to retender options after withdrawal, provided that all resubmitted materials are completed properly and delivered on time in accordance with the instructions applicable to the original submission.

The withdrawal procedures are described in greater detail in the memorandum you may receive from Ed Sierzega. You must follow these instructions carefully.

WHEN WILL I KNOW HOW MANY OF MY SHARES HAVE BEEN ACCEPTED?

The Company will distribute a press release announcing the preliminary results of the tender offer, including the preliminary proration information, if applicable, promptly after the end of the tender period. Then, within five to seven business days, the Company will distribute a press release announcing the final results of the tender offer, including the prorated percentage of shares purchased, if applicable. Copies of these press releases will be made available to associates and posted on www.blair.com.

IF I DECIDE TO SELL WHEN WILL I RECEIVE MY MONEY?

If you decide to sell, the purchase price for the shares you tendered, which are accepted by the Company, will be paid to you, promptly after it has been determined what percentage of the total number of shares tendered will be purchased by the Company.

HOW CAN I LEARN MORE ABOUT THE TENDER OFFER?

The Company has filed a Schedule TO, including an Offer to Purchase, a Letter of Transmittal and certain ancillary documents, with the SEC. These documents contain more details about the offer and what stockholders need to do if they want to participate. Copies of these documents are available from Roger H. Allen at extension 6298.

WHO CAN I TALK TO FOR MORE INFORMATION ABOUT WHAT THIS ALL MEANS TO ME?

If you own shares, we recommend that you wait until you receive your tender offer package(s) in the mail and have had an opportunity to review the details of the tender offer. Then, if you have questions regarding your personal situation and how the tender offer impacts the various plans through which you may hold Company stock, beginning Wednesday, July 20th, you may call:

•	Regarding stock options: call Ed Sierzega at extension 6116; or contact your own broker if applicable.

•	Regarding shares: Georgeson Shareholder Communications Inc. at (866) 729-6811.

Representatives will be available at these numbers to answer associate questions during normal business hours. We also strongly urge each stockholder to contact their investment and tax advisors with any questions.

NOTWITHSTANDING ANYTHING STATED TO THE CONTRARY, THE COMPANY WILL NOT BE REQUIRED TO ACCEPT FOR PAYMENT, PURCHASE OR PAY FOR ANY SHARES TENDERED, AND THE COMPANY MAY TERMINATE OR AMEND THE TERMS OF THE TENDER OFFER OR POSTPONE THE ACCEPTANCE FOR PAYMENT OF, OR THE PURCHASE OF AND PAYMENT FOR, TENDERED SHARES, SUBJECT TO RULE 13E-4(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. PLEASE READ THE ENTIRE SCHEDULE TO AND THE ATTACHED OFFER TO PURCHASE, FOR FULL DETAILS OF THESE EVENTS AND THE CONDITIONS OF THE OFFER.

ADDITIONAL INFORMATION:

This document is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Blair Corporation’s common stock. The tender offer is being made only pursuant to the Offer to Purchase and the ancillary materials that Blair will distribute to its stockholders. Stockholders should read the Offer to Purchase and the ancillary materials, including the Letter of Transmittal, carefully because they contain important information. Stockholders will be able to obtain a free copy of the tender offer materials that Blair is filing with the SEC at the SEC’s website: www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from Georgeson Shareholder Communications Inc., the information agent for the tender offer, toll free at (866) 729-6811.